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April 17, 2013

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re: Variable Annuity Account                          SENT VIA EDGAR
    Minnesota Life Insurance Company
    Registration Statement on Form N-4

   File Nos. MultiOption Guide Variable Annuity 333-182763 811-04294 ("Guide");
             MultiOption Advisor Variable Annuity 333-91784 811-04294; MultiOption Extra Variable Annuity 333-140230 811-04294; MultiOption Legend Variable Annuity 333-136242 811-04294; and Waddell & Reed Advisors Retirement Builder Variable Annuity 333-111067 811-04294

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission ("SEC") Staff comments received by Minnesota Life Insurance Company (the "Company") in a telephone conversation on April 12, 2013. Each of the SEC Staff's comments is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, except as otherwise indicated.

In addition, the Company has also provided a marked copy of the Guide registration statement, and conforming changes will be made to the other above-referenced registration statements. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

1. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACTS OR WHETHER THE COMPANY WILL BE SOLELY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE CONTRACTS.

   RESPONSE:

   The Company does not currently have any guarantee or support agreements with third parties to support the Company's guarantees under the contracts. Accordingly, the Company is solely responsible for paying out on any guarantees associated with the contracts.

2. PLEASE CONFIRM SUPPLEMENTALLY THAT THE CONTRACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS.

   RESPONSE:

   The Company confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. WHEN SUBMITTING INITIAL REGISTRATION STATEMENTS, PLEASE ENSURE THAT ALL SPECIAL TERMS USED IN THE PROSPECTUS HAVE BEEN DEFINED IN THE TEXT OF THE PROSPECTUS PRIOR TO FIRST USE OR IN THE GLOSSARY OF SPECIAL TERMS AND CONFIRM THAT ALL DEFINED TERMS APPEAR CONSISTENTLY IN UPPERCASE THROUGHOUT THE PROSPECTUS.

   RESPONSE:

   The Company confirms that, when submitting initial registration statements, it will ensure that all special terms used in the prospectus will be defined in the text of the prospectus prior to first use or in the glossary of special terms and that all defined terms will appear consistently in uppercase throughout the prospectus.

4. OTHER OPTIONAL BENEFIT CHARGES (PAGE 9). PLEASE PROVIDE MAXIMUM POSSIBLE ANNUAL PERCENTAGE CHARGES FOR HAV II AND PDB II OPTIONAL RIDERS. IF THE PERCENTAGES ARE THE SAME FOR MAXIMUM AND CURRENT CHARGES, PLEASE REPEAT THE DATA.

   RESPONSE:

   The Company confirms the maximum possible charge annual percentages for HAV II and PDB II are the same as the current benefit charge annual percentages, and the Company will repeat that information in the maximum possible charge column.

5. OTHER OPTIONAL BENEFIT CHARGES (PAGE 9). PLEASE EXPLAIN IN THE FOOTNOTES TO THE TABLES THE CIRCUMSTANCES IN WHICH THE CURRENT OPTIONAL CHARGES MAY BE INCREASED AND EXPLAIN THAT THE CHARGES WILL NEVER BE MORE THAN THE MAXIMUM CHARGES IN THE TABLE.

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   RESPONSE:

   In response to the Staff's comment, the following is added to the applicable footnotes:

       "The current annual rider charge may increase to no more than the maximum charge shown if your benefit base is reset to the Contract Value. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the benefit base is determined and how the rider charge could increase."

6. OTHER OPTIONAL BENEFIT CHARGES (PAGE 9). DISCLOSE IN THE FOOTNOTES WHETHER THESE OPTIONAL BENEFITS MUST BE ELECTED AT THE TIME OF APPLICATION FOR THE CONTRACT.

   RESPONSE:

   The Company has revised the footnotes to disclose whether the currently offered optional riders must be elected at the time of application or if they can be elected at a different time.

7. PORTFOLIOS (PAGE 15). PLEASE CONFIRM THE NAMES OF THE NORTHERN LIGHTS PROTECTED CLASS OF FUNDS. MAKE ANY NECESSARY CHANGES TO THE FUND NAMES HERE AND THE COVER PAGE AND WHEREVER ELSE REFERENCED IN THE PROSPECTUS.

   RESPONSE:

   The Company confirms the name of the Northern Lights Protected Class of funds has been changed to the Northern Lights Managed Risk funds and the necessary changes have been made to the cover page and throughout the prospectus.

8. PURCHASE PAYMENTS (PAGE 19). IN THIS SECTION THERE IS A DISCUSSION OF REFUSING TO ACCEPT FUTURE PURCHASE PAYMENTS AFTER THE CONTRACT DATE FOR ANY REASON. PLEASE ENSURE THAT THIS PARAGRAPH WITH THE PURCHASE PAYMENTS DISCUSSIONS IS INCLUDED IN ALL THE ABOVE LISTED FILINGS AND THAT THE LANGUAGE IS CONSISTENT, IF APPLICABLE.

   RESPONSE:

   File numbers 333-91784, 333-140230, 333-136242, and 333-111067 do not
   contain language similar to that referenced in the Staff's comment because the corresponding contracts do not contain similar language to the Guide contract.

9. OPTIONAL DEATH BENEFIT RIDERS (PAGE 43). THE SECOND PARAGRAPH OF THIS SUBSECTION IS DIFFICULT TO FOLLOW. PLEASE CONSIDER EXHIBITING THE VARIOUS PERMISSIBLE COMBINATIONS OF OPTIONAL LIVING BENEFIT RIDERS AND OPTIONAL DEATH BENEFITS RIDERS IN CHART OR OTHER GRAPHIC FORMAT SIMILAR TO THAT PRESENTED IN THE PROSPECTUS FOR FILING NUMBER 333-111067. PLEASE MAKE SURE CONFORMING CHANGES ARE MADE IN THE PROSPECTUSES ACROSS ALL OF THE ABOVE LISTED FILINGS AS APPROPRIATE.

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   RESPONSE:

   In response to the Staff's comment, the second paragraph is replaced with the following:

The following chart provides an overview of the optional death benefit riders and combinations of riders that may be available to you, subject to state approval.

                                                  Available if no                      Available if an
Optional Death Benefit Riders           Optional Living Benefit is Elected    Optional Living Benefit is Elected
-----------------------------          -------------------------------------  ----------------------------------
HAV II                                                  Yes                                  Yes
HAV II + PDB II                                         No                                   No
HAV II + EEB II                                         Yes                                  No
PDB II                                                  Yes                                  No
PDB II + EEB II                                         Yes                                  No
EEB II                                                  Yes                                  No

10.HAV II AND PDB II (PAGES 43-44). PLEASE CONFORM THE LANGUAGE IN THESE
   SECTIONS CONCERNING THE RESERVATION OF RIGHT TO LIMIT THE DEATH BENEFIT TO THE BOLDED LANGUAGE CONTAINED IN THE SECTIONS IN THE PROSPECTUS 333-111067. MAKE CONFORMING CHANGES IN ALL OF THE ABOVE LISTED FILINGS AS APPROPRIATE.

   RESPONSE:

   In response to the Staff's comment, the Company conformed the language for HAV II and PDB II in each applicable prospectus to ensure the following is included in bold typeface:

       "We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death. This may result in your beneficiary receiving a death benefit that is less than what the beneficiary may have otherwise been entitled to. In addition, you may have paid for a death benefit that may not ultimately be received in this circumstance."

11.STATEMENT OF ADDITIONAL INFORMATION. PLEASE CONFIRM THERE ARE NO SUBSTANTIVE
   CHANGES TO THE STATEMENT OF ADDITIONAL INFORMATION FROM THE PRIOR VERSION THAT IS BEING REVIEWED BY THE STAFF.

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   RESPONSE:

   The Company confirms there are no substantive changes to the Statement of Additional Information from the prior version reviewed by the Staff.

12.FINANCIAL STATEMENTS. PLEASE PROVIDE ANY FINANCIAL STATEMENTS, EXHIBITS,
   CONSENTS AND OTHER REQUIRED DISCLOSURES NOT INCLUDED IN THESE POST-EFFECTIVE AMENDMENTS, IF REQUIRED.

   RESPONSE:

   The Company confirms updated financial statements, exhibits, consents, and other required disclosures have been added to the registration statement to the extent required.

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel

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